Exhibit 99.1

July 14, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS SECOND QUARTER 2015 PRODUCTION RESULTS AND INCREASED PRODUCTION GUIDANCE

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”; the “Company”) announces record production results for the second quarter (“Q2”) 2015 from its two wholly-owned Mexican silver mining operations, and increases its production guidance for the year.

Second Quarter 2015 Consolidated Production Highlights (Compared to First Quarter (“Q1”) 2015 and Second Quarter (“Q2”) 2014) and Revised Production Guidance

  Metal production increased 10% and 51%, respectively, to a record 1,088,355 silver equivalent ounces ("Ag eq oz")
  Silver production rose 9% and 54%, respectively, to a record 648,810 silver ounces ("Ag oz")
  Gold production increased 13% and 41%, respectively, to a record 5,322 gold ounces ("Au oz")
  Ore processed decreased 12% and rose 8%, respectively, to 87,476 tonnes
  Full year production guidance increased by 8%, from 3.5 to 3.6 million Ag eq oz to 3.8 to 3.9 million Ag eq oz

“Great Panther’s quarterly metal production exceeded one million silver equivalent ounces for the first time, including individual records for silver and gold production,” stated Robert Archer, President & CEO. “While the ramp up in production at San Ignacio since commencing commercial production in June 2014 is a major factor in the increase in production over Q2 of last year, we continue to make changes necessary to adapt to the current metal price environment and the result has been an improvement in ore grades and overall efficiencies. Silver grades improved at the main Guanajuato Mine and gold grades were significantly higher at San Ignacio. I would like to congratulate our team for achieving this quarter’s milestones and giving us the confidence to raise our production guidance for the year."

The Company is increasing 2015 production guidance to 3.8 to 3.9 million Ag eq oz from 3.5 to 3.6 million Ag eq oz. While operational improvements contributed to the strong grade performance in Q2, grades are expected to moderate somewhat in the second half of 2015.

Management is also reviewing cash cost and all-in sustaining cost guidance for 2015 and expects to provide an update with its Q2 2015 earnings release scheduled for August 6th. Cash cost was well below guidance in the first quarter of 2015 and, with even further improved grades at Guanajuato, Q2 2015 cash cost is expected to be materially lower than the current guidance for 2015.

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Consolidated Q2 Operations Summary	Q2 2015	Q2 2014	Change	Q2 2015	Q1 2015	Change
Ore processed (tonnes milled)	87,476	80,964	8%	87,476	99,252	-12%
Silver equivalent ounce production[1,2]	1,088,355	718,794	51%	1,088,355	987,887	10%
Silver ounce production	648,810	420,001	54%	648,810	597,111	9%
Gold ounce production	5,322	3,773	41%	5,322	4,703	13%
Lead production (tonnes)	300	302	0%	300	279	8%
Zinc production (tonnes)	491	395	24%	491	441	11%

(1)	Silver equivalent ounces for 2015 are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound.

(2) Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

Guanajuato Mine Complex

Total metal production during Q2 2015 at the Guanajuato Mine Complex (“GMC”) was a record 818,841 Ag eq oz, representing increases of 15% and 74%, respectively, compared to the first quarter of 2015 and second quarter of 2014. The increase in production over Q2 2014 is largely due to the ramp up in production at San Ignacio since commencing commercial production in June of last year, while the increase over Q1 2015 is attributed to higher ore grades throughout the GMC combined with slight improvements in metal recoveries.

GMC Q2 Operations Summary	Q2 2015	Q2 2014	Change	Q2 2015	Q1 2015	Change
Ore processed (tonnes milled)	71,131	63,646	12%	71,131	82,026	-13%
Silver equivalent ounce production [1,2]	818,841	470,589	74%	818,841	713,371	15%
Silver ounce production	482,551	251,687	92%	482,551	417,770	16%
Gold ounce production	5,174	3,648	42%	5,174	4,548	14%
Ag grade (g/t)	233	139	67%	233	177	32%
Au grade (g/t)	2.49	1.99	25%	2.49	1.92	30%
Ag recovery (%)	90.5%	88.4%	2%	90.5%	89.7%	1%
Au recovery (%)	91.0%	89.4%	2%	91.0%	89.9%	1%

(1)	Silver equivalent ounces for 2015 are calculated using a 65:1 Ag:Au ratio.

(2) Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz of silver and US$1,110 per oz of gold (60:1 ratio) and applied to the recovered metal content of the concentrates produced.

The increase in ore grades during the second quarter of 2015 was due to a number of factors including higher cut-off grades and new grade control measures implemented at all mining areas, and some high grade pillar recoveries. As a result, ore tonnage processed at Guanajuato decreased 13% compared to the first quarter of 2015.

Output from San Ignacio was consistent with the prior quarter at approximately 370 tonnes per day but metal production increased 15% over the same period. This was achieved through a greater focus on the new South Extension zones, which contributed higher ore grades, particularly gold. As a result, San Ignacio accounted for 45% of the overall gold production at the GMC in Q2 2015, 31% of the total metal production and 36% of the tonnes milled.

Underground drilling continues to focus on the definition of high grade resources, mainly in the areas currently being mined. A total of 4,816 metres was drilled in the second quarter at Guanajuato, for a year-to-date total of 8,250 metres. Almost half of the drilling during the quarter was undertaken in the Valenciana area in order to update the resource estimate for the zone which is expected to be completed in the current quarter. Once complete, the Valenciana resource will be evaluated for near term production.

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Topia Mine

Topia metal production decreased slightly when compared to the previous quarter, but increased 9% over the Q2 2014. The increase over the comparative quarter of 2014 was achieved due to higher ore grades, separate processing campaigns for gold-rich mines, and commissioning of two additional flotation cells.

Ore processed at Topia decreased 5% and 6%, respectively, compared to the first quarter of 2015 and second quarter of 2014. This is mostly attributed to weaker ground conditions at the Argentina mine and narrower veins encountered at several of the nine mines. Extensive rainfall in June also hampered ore transport to the plant.

Topia Q2 Operations Summary	Q2 2015	Q2 2014	Change	Q2 2015	Q1 2015	Change
Ore processed (tonnes milled)	16,345	17,319	-6%	16,345	17,225	-5%
Silver equivalent ounce production [1,2]	269,514	248,205	9%	269,514	274,515	-2%
Silver ounce production	166,258	168,314	-1%	166,258	179,341	-7%
Gold ounce production	149	125	19%	149	155	-4%
Lead production (tonnes)	300	302	0%	300	279	8%
Zinc production (tonnes)	491	395	24%	491	441	11%
Ag grade (g/t)	350	336	4%	350	357	-2%
Au grade (g/t)	0.48	0.40	19%	0.48	0.44	9%
Ag recovery (%)	90.5%	89.8%	1%	90.5%	90.8%	0%
Au recovery (%)	59.2%	56.1%	6%	59.2%	63.5%	-7%

(1)	Silver equivalent ounces for 2015 are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound.

(2) Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

Outlook

Given better than expected production results for the first half of 2015, the Company is increasing its production guidance for 2015 by approximately 8%, from 3.5 to 3.6 million Ag eq oz to 3.8 to 3.9 million Ag eq oz. While improved grade control and higher cut-off grades at all mines should maintain higher production levels, it is still early in the production history of the South Extension zones at San Ignacio. Grade fluctuations are possible and the Company may consider alternate mining methods in order to reduce costs which could also impact head grades. The revised guidance represents an approximate 21% increase over 2014 production, including a small impact from the change in ratios in determining Ag eq oz to account for the movement in metal prices over the past year. Consolidated Cash Cost and All-In Sustaining Cost are being reviewed for a potential lowering of the annual guidance figures and a further update will be provided when the earnings results for the quarter are released.

Release of Second Quarter, 2015 Financial Results and Conference Call

The Second Quarter, 2015 financial results will be released after market on Wednesday, August 5, 2015 and a conference call and webcast will be held at 8:00am PST (11:00am EST) on Thursday, August 6, 2015.

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ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. Recently, the Company signed a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold Limited, now holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Mexico.

Robert A. Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For additional information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

Email: scacos@greatpanther.com

www.greatpanther.com